NBT BANCORP INC.
52 South Broad Street
Norwich, New York 13815

March 29, 2007

Via EDGAR AND FACSIMILE

John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	NBT Bancorp Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007

File No. 000-14703

Dear Mr. Nolan:

This letter responds to your comment letter dated March 15, 2007 in connection with the above-referenced filing. In preparing this letter, the NBT Bancorp Inc. (NBT) response is keyed to the identically numbered comment in your March 15 letter.

Comment 1:

In 2006, prior to adoption of the December 2006 Interagency Policy Statement on the Allowance for Loan Losses (“Interagency Guidance”), NBT revised the manner in which loss rates are estimated on graded commercial and agricultural loan portfolios. This change was done based on discussions with regulatory staff of the Office of the Comptroller of the Currency, and in anticipation of the Interagency Guidance about which OCC staff advised NBT. While NBT believes its methodology is consistent with the Interagency Guidance, NBT does not believe, and did not mean to imply, that the Interagency Guidance changed the manner in which the allowance for loan losses should be estimated.

Prior to 2006, NBT estimated loss rates by starting with loss percentages customarily used by bank regulators for such graded loans, and adjusted the resulting amounts based upon credit quality trending data such as charge-off experience, trending in non-performing loans, and delinquency trends. Further consideration was given to economic and environmental factors.

For 2006, the sole change was simply to start the estimate of loss rates with actual loan charge off levels. This starting point is similarly adjusted for qualitative factors, including credit quality trending data such as trending in non-performing loans, delinquency trends, and economic and environmental factors. Thus, while NBT’s starting point is different, assuming the adjustments are correctly analyzed, the results should be generally the same under either methodology. However, under the revised system, NBT believes that using historical loss rates should give a more accurate (rather than arbitrary) starting point.

Estimated loss rates used in NBT’s allowance for loan loss analysis at December 31, 2006 for the commercial and agricultural loan portfolios were improved over 2005 due to certain improvements that occurred during 2006, such as positive trends in nonperforming loans to total loans, potential problem loans to total loans, and delinquencies. The improvement in the loss rates for the commercial and agricultural loan portfolio during 2006 resulted in a 40 basis point decline in the amount of allowance for loan losses allocated to this portfolio, from 2.3% at December 31, 2005 to 1.9% in 2006. As noted above, NBT does not believe the result would have been significantly different under the approach to estimating the allowance for loan losses used at December 31, 2005 or the approach used at December 31, 2006, because both approaches would have incorporated the positive trends discussed above in a similar manner.

The above described revision in the manner in which loss rates are estimated relates only to the commercial and agricultural loan portfolio. There was no change with respect to the manner in which the loss rates are estimated for the real estate mortgage or consumer loan portfolios. Historically, estimation of loss rates for the real estate and consumer portfolios has been based on actual historical charge-off levels, adjusted for environmental factors. Each quarter, NBT challenges and reassess the environmental loss factors used in the allowance calculation. During 2006, NBT increased the environmental loss factors for the consumer portfolio based on recent environmental changes and trends. These loss factor increases were caused by an increase in delinquencies, rising interest rates and their impact on variable rate loan customers’ paying capacity, and concerns over real estate values that collateralize home equity lines of credit. These considerations resulted in an increase to the environmental factors relative to the consumer portfolio, which resulted in a 19 basis point increase in the amount of allowance allocated to this portfolio, from 1.23% at December 31, 2005 to 1.42% at December 31, 2006. The amount allocated to the real estate portfolio remained relatively flat (45 basis points at December 31, 2005 and 46 basis points at December 31, 2006) as delinquencies have improved in this portfolio. The improvement in delinquencies was offset by concerns over real estate values and rising interest rates, as noted above.

Comment 2:

NBT has identified the following operating segments in accordance with paragraphs 10 - 15 of Statement of Financial Accounting Standards (SFAS) No. 131 Disclosures about Segments of an Enterprise and Related Information:
•	Community banking
•	Trust
•	Broker/dealer and insurance
They are considered operating segments at NBT because (a) they each represent business activities from which the Company earns revenues and incurs expenses; (b) the Company’s chief operating decision maker (the CEO) regularly reviews the operating results of these components of the Company in order to make decisions about resources to be allocated to the segment and assess their performance; and (c) financial information is available for each of these components of the Company.

The Company determined that the trust and broker/dealer and insurance operating segments do not meet the criteria for separate disclosure because they do not meet the quantitative thresholds, as described in paragraph 18 of SFAS No. 131. These operating segments combined had approximately $9.6 million in revenues and $2.1 million in net income for the year ended December 31, 2006. Total assets of these operating segments totaled $5.0 million at December 31, 2006. As NBT’s consolidated revenue and net income in 2006 totaled approximately $337.5 million and $55.9 million, respectively, and consolidated assets at December 31, 2006 totaled approximately $5.1 billion, the revenues, absolute profit and total assets of these segments were not greater than 10% of the respective combined revenue, profits and assets of all operating segments.

The two geographic operating divisions noted in your comment letter, Pennstar Bank and NBT Bank, are considered part of the community banking operating segment and are not separate operating segments. In fact, they are one legal entity - NBT Bank, National Association. The primary purpose behind using two names for NBT’s community banking operation is merely geographic nomenclature. Because so much of NBT’s banking segment was obtained by acquisition and merger, NBT uses the marketing nomenclatures in order to maintain as much of a local feel as possible to both New York and Pennsylvania customers. This is a common approach to community banking. NBT Bank is used on the New York area branches, and Pennstar is used on the Pennsylvania locations. These are contiguous geographic areas, with generally contiguous and similar local economies.

The financial results are prepared and reviewed internally on a single bank basis. The chief operating decision maker of the bank and NBT both rely on results of the entire combined community banking segment in order to make decisions about resource allocation and performance assessment.

All operational functions, including, for example, loan underwriting, and items processing, are centralized. As noted above, there is only one bank charter in NBT, and it has only one branch network. Customers are able to bank at any branch in the combined network. OCC examiners review only one bank, and financial statements are prepared and filed with bank regulators solely for one bank. All of the community bank’s operations are overseen by one individual (President of Retail Banking), who reports directly to NBT’s CEO. Incentive compensation for employees of the community banking segment is based on the results of the entire bank. Asset and liability management decisions, including the determination of loan and deposit rates, are centralized for the bank. As such, Pennstar Bank and NBT Bank are not considered separate operating segments.

*   *   *

In filing this response, NBT acknowledges that:

•	NBT is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NBT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please call me at (607-337-6520) if you have any further comments or questions.

Sincerely,

/S/ Michael J. Chewens
Senior Executive Vice President, Chief Financial Officer and Corporate Secretary